DANIEL H. LUCIANO

ATTORNEY AT LAW

242 A WEST VALLEY BROOK ROAD

CALIFON, NEW JERSEY 07830

MEMBER TEXAS AND	TELEPHONE 908-832-5546
NEW JERSEY BARS	FACSIMILE 908-832-9601

April 8, 2016

Securities and Exchange Commission

Washington, DC 20548

Attention: Laura Nicholson

Re:	Unleashed Inc.
Registration Statement on Form S-1
Filed March 15, 2016
File No. 333-209429

Dear Ms. Nicholson:

On behalf of my client, Unleashed Inc. (the “Company”), we are filing herewith an Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-1 previously filed with the Securities and Exchange Commission (the “Commission”).

The Amendment has been prepared in response to an oral comment of the staff with respect to updating disclosure under Item 402 of Regulation S-K for the fiscal year ended March 31, 2016.

In this regard, please see the inserted text on page 34 of the Amendment which includes executive compensation for fiscal year 2016.

Please advise the undersigned as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment. You can contact the undersigned at (908) 832-5546.  Thank you in advance for your courtesy and cooperation.

Sincerely,

/s/ Daniel H. Luciano
Daniel H. Luciano